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                              June 5, 2024

       Jun Wang
       Chief Financial Officer
       iQIYI, Inc.
       4/F, iQIYI Youth Center, Yoolee Plaza
       No. 21, North Road of Workers' Stadium, Chaoyang District
       Beijing 100027, People's Republic of China

                                                        Re: iQIYI, Inc.
                                                            Schedule TO-I filed
May 28, 2024
                                                            File No. 5-90438

       Dear Jun Wang:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule TO-I filed May 28, 2024; Notice of Repurchase of Notes

       General

   1. We note the disclosure that the offer period begins July 2, 2024 and ends on July 30,
                                                        2024. However, the
offer to repurchase was filed on May 28, 2024 and included as Annex
                                                        A a Repurchase Notice
that certain note holders may use to tender. Please advise how this is consistent with the
Company's obligations under Rule 13e-4(e). See also CDI 101.04 under "Tender Offer
Rules and Schedules" available on our website at
                                                        www.sec.gov. Your
response should describe the means by which these offer materials were disseminated and
when that occurred.
       The Company's Obligation to Purchase the Notes, page 6

   2. Refer to the following sentence: "If we extend the offer period, we will publicly disclose the new expiration date
by filing an amendment to the Schedule TO and/or by issuing a press release"
(emphasis added). As written, this implies that, if the offer period is
 Jun Wang
FirstName
iQIYI, Inc. LastNameJun Wang
Comapany
June 5, 2024NameiQIYI, Inc.
June 5,
Page 2 2024 Page 2
FirstName LastName
         extended, the Company may either file an amendment to the Schedule TO or issue a press release, but need not take both actions. Please revise, here as well as relevant parts of the
         Summary Term Sheet, to omit "or" from the sentence, or advise. See Rules 13e-4(c)(1),
         (3).
3. Refer to the following disclosure: "Regardless of whether we extend this period, the
         Indenture does not provide us with the right to delay the 2024 Repurchase Date." Explain in your response letter how the requirement to pay on the 2024 Repurchase Date even if you extend would be consistent with your obligation to provide withdrawal rights throughout the tender period. See Rule 13e-4(f)(2)(i).
Redemption, page 8

4. We note the disclosure that the Company may redeem the Notes, at its option and with at least 43 Scheduled Trading Days' notice, as defined in the Indenture. Please advise how redemptions during the tender offer period or for ten business days thereafter would be consistent with Rule 14e-5 or Rule 13e-4(f)(6)(i). If no redemptions will occur during that period, please revise to so state.
Agreement to Be Bound by the Terms of the Repurchase Right, page 10

5. Refer to parts of Section 3.2 requiring the tendering note holder to acknowledge and
         "agree to all of the terms of this Repurchase Right Notice," and "release and discharge the
         Company and its directors, officers, employees, and affiliates from any and all claims [the note holders] may now have, or may have in the future, arising out of, or related to, the
         Notes." Please revise to clarify, if true, that the waiver does not include claims rising under federal securities laws, or advise.
Right of Withdrawal, page 12

6. On page 12, the first sentence of the last paragraph refers to Rule 13e-4(f)(2)(ii), but July
         30, 2024 does not seem to be the 40th business day from the commencement of the offer.
         Please revise.
7. Refer to the following last sentence on page 12: "Pursuant to the Indenture, we are required to forward the appropriate amount of cash required to pay the 2024 Repurchase
         Price for your Notes to the Paying Agent, prior to 10:00 a.m., New York City time, on
         Friday, August 2, 2024, which is the next succeeding business day following the 2024
         Repurchase Date." Section 15.04(a) of the Indenture, however, states the following: "The
         Company will deposit with the Paying Agent, . . . on or prior to 10:00 a.m., New York
         City time, on the Repurchase Date . . . , an amount of money sufficient to repurchase all of the Notes to be repurchased at the appropriate Repurchase Price . . .." (emphasis added). Please revise to clarify the discrepancies here, or advise. As relevant here, we note the following disclosure on page 4: "We will forward the appropriate amount of cash required to pay the 2024 Repurchase Price for your Notes to the Paying Agent, prior to
         10:00 a.m., New York City time, on August 1, 2024, being the 2024 Repurchase Date, . . .
 Jun Wang
iQIYI, Inc.
June 5, 2024
Page 3
         ."
8. On page 13, you state the following: "We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal." Please revise this statement to include a qualifier indicating that note holders are not foreclosed from
         challenging the Company   s determination in a court of competent
jurisdiction.
Additional Information, page 18

9.       Please omit the reference to a Public Reference Room at SEC
Headquarters where
         documents may be inspected. The SEC no longer provides a physical space for inspection and copying of filings.
Conflicts, page 19

10. The disclosure here indicates that in the event of a conflict between the offer materials and the terms of the Indenture or Notes "or any applicable laws," the terms of the Notes,
         Indenture or applicable laws will control over the offer materials themselves. We believe this is inconsistent with your obligations under U.S. tender offer rules and the requirements of Schedule TO and Rules 13e-4 and Regulation 14E. Please revise or advise.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Eddie Kim at 202-679-6943 or Christina Chalk at 202-551-
3263.



FirstName LastNameJun Wang                                      Sincerely,
Comapany NameiQIYI, Inc.
                                                                Division of
Corporation Finance
June 5, 2024 Page 3                                             Office of
Mergers & Acquisitions
FirstName LastName